UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Astra Space, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001

(Title of Class of Securities)

04634X202

(CUSIP Number)

Astra Space, Inc.

1900 Skyhawk Street

Alameda, CA 94501

(866) 278-7217

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 7, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04634X202	Page 2 of 9 Pages

1	NAME OF REPORTING PERSONS Adam London
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,942,610
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,942,610
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,942,610
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.3%
14	TYPE OF REPORTING PERSON IN

*

Excludes securities beneficially owned by the Selected Investors. See Item 5 of this Schedule 13D for additional information concerning holdings of the Selected Investors and their relationship to Adam London.

CUSIP No. 04634X202	Page 3 of 9 Pages

This Amendment No. 6 to Schedule 13D (this “Amendment”) amends and supplements the previously filed statement on Schedule 13D filed by Adam London with the Securities and Exchange Commission (the “Commission”) on July 12, 2021 (as amended and supplemented to date, the “Schedule 13D”), relating to Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”), of Astra Space, Inc. (the “Issuer”). The Schedule 13D is hereby amended and supplemented to include the information set forth herein. Capitalized terms not defined herein have the meanings given to such terms in the Schedule 13D. Except as set forth herein, the Schedule 13D is unmodified and remains in full force and effect.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

2024 Merger Agreement

On March 7, 2024, the Issuer, Apogee Parent Inc., a Delaware corporation (“Parent”), and Apogee Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“2024 Merger Sub”), entered into an Agreement and Plan of Merger (the “2024 Merger Agreement”), pursuant to which, among other things, on the terms and subject to the conditions set forth therein, 2024 Merger Sub will merge with and into the Issuer (the “2024 Merger”) on terms substantively consistent with the Revised Proposal as previously described in Amendment No. 5 to the Schedule 13D, with the Issuer surviving the 2024 Merger as a wholly owned subsidiary of Parent. Parent and 2024 Merger Sub were formed by the Reporting Person and the Supporting Stockholder (collectively, including their respective affiliates, the “Specified Stockholders”).

At the effective time of the 2024 Merger (the “Effective Time”), on the terms and subject to the conditions set forth in the 2024 Merger Agreement, each share of Common Stock that is issued and outstanding immediately prior to the Effective Time (other than Rollover Shares (as defined below)) will be automatically canceled and converted into the right to receive an amount in cash equal to $0.50, without interest (the “2024 Merger Consideration”). Immediately prior to the Effective Time, all of the Class B Common Stock held by the Specified Stockholders will be converted into an equal number of shares of Class A Common Stock, and the resulting shares of Class A Common Stock, together with all of the other shares of Class A Common Stock held by the Specified Stockholders and certain other holders of shares of Class A Common Stock, will be acquired by Parent pursuant to rollover agreements (such shares, the “Rollover Shares”) and shall further be cancelled and cease to exist (the “Rollover”); provided that the Rollover will be permitted only if no shares of Class B Common Stock are issued and outstanding.

Treatment of Convertible Notes and Warrants

In connection with the 2024 Merger Agreement, on March 7, 2024, the holders of all outstanding Convertible Notes, including the Reporting Person, entered into a noteholder conversion agreement with Parent and 2024 Merger Sub, pursuant to which the holders of the Convertible Notes agreed, subject to the terms and conditions thereof, that the Convertible Notes will, immediately after the 2024 Merger becomes effective, be converted into shares of Series A preferred stock, par value $0.0001 per share, of Parent (the “Parent Series A Preferred Stock”). The information disclosed in this Item 4, including the foregoing description of the noteholder conversion agreement and the transactions contemplated thereby, does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the noteholder conversion agreement, a copy of which is attached hereto as Exhibit 99.12 and incorporated herein by reference in its entirety.

Also in connection with the 2024 Merger Agreement, on March 7, 2024, the holders of the Warrants, including the Reporting Person, entered into a warrant exchange agreement with Parent and 2024 Merger Sub, pursuant to which the holders of the Warrants agreed, subject to the terms and conditions thereof, the outstanding Warrants will, immediately after the 2024 Merger becomes effective, be exchanged for warrants to purchase shares of Parent Series A Preferred Stock. The information disclosed in this Item 4, including the foregoing description of the warrant exchange agreement and the transactions contemplated thereby, does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the warrant exchange agreement, a copy of which is attached hereto as Exhibit 99.11 and incorporated herein by reference in its entirety.

Closing Conditions

The obligation of the parties to consummate the 2024 Merger is subject to various conditions, including: (i) adoption of the 2024 Merger Agreement by holders of (a) a majority of the outstanding shares of Class A Common Stock and Class B Common Stock entitled to vote thereon, voting as a single class, and 66 2⁄3% of the outstanding shares of Class B Common Stock, voting as a separate class; (ii) the absence of any judgment or law prohibiting the consummation of the 2024 Merger; (iii) the mailing of a written information statement (the “Information Statement”) of the type contemplated by Rule 14c-2 of the Exchange Act and the passage of 20 days thereafter; (iv) the accuracy of the representations and warranties of the parties in the 2024 Merger

CUSIP No. 04634X202	Page 4 of 9 Pages

Agreement (subject to customary materiality qualifiers); and (v) each party’s performance in all material respects of its covenants and obligations contained in the 2024 Merger Agreement. Following the execution of the 2024 Merger Agreement, the Specified Stockholders executed and delivered to the Issuer a written consent adopting the 2024 Merger Agreement and approving the 2024 Merger, and Parent, in its capacity as the sole stockholder of 2024 Merger Sub, executed and delivered to the Issuer a written consent approving the 2024 Merger Agreement and the 2024 Merger, thereby providing all required stockholder approvals for the 2024 Merger.

Equity Commitment

Concurrently with the 2024 Merger Agreement, pursuant to a series of equity commitment letters, dated March 7, 2024 with Parent and 2024 Merger Sub (collectively, the “Equity Commitment Letters”), the Reporting Person, Mr. Kemp and certain other investors (collectively, the “Equity Commitment Parties”) have severally agreed to provide equity financing to Parent in the amounts specified in their Equity Commitment Letters, for a total aggregate value of approximately $28.8 million (of which $933,228.50 was from the Reporting Person), on the terms and subject to the conditions contained in the Equity Commitment Letters. The Equity Commitment Parties’ commitments may be satisfied, in each of their sole discretion, by (i) a cash contribution to Parent, (ii) a contribution to Parent of shares of Class A Common Stock held by such Equity Commitment Party, or (iii) a combination of the foregoing. For purposes of determining the value of an Equity Commitment Party’s contribution pursuant to the foregoing clauses (ii) and (iii), each share of Class A Common Stock contributed by an Equity Commitment Party will be ascribed a value equal to the 2024 Merger Consideration. The Reporting Person presently intends to fulfill his equity commitments through the contribution of much of his holdings of Common Stock to Parent. The information disclosed in this Item 4, including the foregoing description of the Reporting Person’s Equity Commitment Letter and the transactions contemplated thereby, does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Reporting Person’s Equity Commitment Letter, a copy of which is attached hereto as Exhibit 99.10 and incorporated herein by reference in its entirety.

Interim Investors’ Agreement

On March 7, 2024, the Reporting Person, together with certain other investors, entered into an interim investors’ agreement, which stipulates the actions such parties can take under the 2024 Merger Agreement, allocation of expenses in relation to closing of the 2024 Merger, obtaining approvals necessary to closing of the 2024 Merger, and additional covenants, representations and warranties of such parties in relation to the 2024 Merger. The information disclosed in this Item 4, including the foregoing description of the interim investors’ agreement and the transactions contemplated thereby, does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the interim investors’ agreement, a copy of which is attached hereto as Exhibit 99.13 and incorporated herein by reference in its entirety.

Delisting of Shares of Common Stock

If the 2024 Merger is consummated, the Class A Common Stock will cease to be quoted on the Nasdaq Capital Market and will be eligible for deregistration under the Exchange Act.

Limited Waiver and Consent to Senior Secured Convertible Notes

On March 7, 2024, the Issuer, each of the subsidiaries of the Issuer (together with the Issuer, the “Note Parties”), the Reporting Person, JMCM Holdings LLC, SherpaVentures Fund II, LP, Mr. Kemp, through the Chris Kemp Living Trust dated February 10, 2021, MH Orbit LLC, and RBH Ventures Astra SPV, LLC (“RBH,” and collectively with the Reporting Person, JMCM Holdings LLC, SherpaVentures Fund II, LP, the Chris Kemp Living Trust dated February 10, 2021, and MH Orbit LLC, the “Initial Investors”), and Astera Institute (“Astera,” and together with the Initial Investors, the “Consenting Investors”) entered into a Limited Waiver and Consent to Senior Secured Convertible Notes and Common Stock Purchase Warrant and Reaffirmation of Transaction Documents (the “Limited Waiver and Consent”), pursuant to which, among other things, on the terms and subject to the conditions set forth therein, the Consenting Investors (1) consented to (i) the execution of the 2024 Merger Agreement and (ii) the consummation of the 2024 Merger in accordance with the terms of the 2024 Merger Agreement; (2) agreed that the filing with the Commission by one or more of the Consenting Investors together with one or more other persons indicating that a “group” (within the meaning of Section 13(d)(3) of the Act) has been formed which is the direct or indirect “beneficial owner” of shares of more than 50% of the Issuer’s then-outstanding common equity in connection with the 2024 Merger will not trigger a fundamental change or fundamental transaction under the Convertible Notes or the Warrants; and (3) agreed to (i) designate a specified bank account of Astra Space Operations LLC as an Excluded Account (as defined in that certain Security Agreement dated as of August 4, 2023, as amended, among the Notes Parties and the Collateral Agent of the holders of the Convertible Notes party thereto) that will serve as a segregated account for purposes of the 2024 Merger, and (ii) permit the Issuer to fund and maintain in such account, funds in an aggregate amount of up to $3.5 million (subject to

CUSIP No. 04634X202	Page 5 of 9 Pages

adjustment by the Special Committee in accordance with the terms of the 2024 Merger Agreement) to be used exclusively for the purposes set forth therein (the “Permitted Purposes”) as the Special Committee may direct the Issuer. The Permitted Purposes include, among other things, payroll expenses, employee health and benefit expenses, rent and utilities, liability insurance, and bankruptcy work in each case as specifically as described in the Limited Consent. The 2024 Merger Agreement further limits when the Special Committee may use such funds for bankruptcy work. The Limited Waiver and Consent is connected to the Initial Financing (as defined in Amendment No. 4 to the Schedule 13D) and subsequent financings. The information disclosed in this Item 4, including the foregoing description of the Limited Waiver and Consent and the transactions contemplated thereby, does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Limited Waiver and Consent, a copy of which is attached hereto as Exhibit 99.15 and incorporated herein by reference in its entirety.

The 2024 Merger Agreement and the above description of the 2024 Merger Agreement have been included to provide investors with information regarding the terms of the 2024 Merger Agreement. It is not intended to provide any other factual information about the Issuer, Parent or their respective subsidiaries or affiliates or any party who has entered Equity Commitment Letters or agreed to provide interim debt financing. The representations, warranties and covenants contained in the 2024 Merger Agreement were made only for purposes of the 2024 Merger Agreement and as of specific dates, were solely for the benefit of the parties to the 2024 Merger Agreement and may be subject to limitations agreed upon by the parties in connection with negotiating the terms of the 2024 Merger Agreement, including being qualified by confidential disclosures made by each party for the purposes of allocating contractual risk between the parties. In addition, certain representations and warranties may be subject to a contractual standard of materiality different from those generally applicable to investors and may have been used for the purpose of allocating risk between the parties rather than establishing matters as facts. Information concerning the subject matter of the representations, warranties and covenants may change after the date of the 2024 Merger Agreement, which subsequent information may or may not be fully reflected in public disclosures by the Issuer. The 2024 Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the parties that is or will be contained in, or incorporated by reference into, the Information Statement to be filed by the Issuer in connection with the 2024 Merger, the transaction statement on Schedule 13E-3 to be filed by the Issuer, Parent and certain other persons in connection with the 2024 Merger, the Issuer’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K and other documents that the parties will file with the SEC. Investors should not rely on the representations, warranties and covenants or any description thereof as characterizations of the actual state of facts or condition of the Issuer, Parent or any of their respective subsidiaries, affiliates or businesses. The information disclosed in this Item 4, including the foregoing description of the 2024 Merger Agreement and the transactions contemplated thereby, does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the 2024 Merger Agreement, a copy of which is attached hereto as Exhibit 99.9 and incorporated herein by reference in its entirety.

Other than as described in Item 4 above, the Reporting Person does not have any plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Person may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Issuer, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) of Item 4 of Schedule 13D.

As a result of the transactions described herein, the Reporting Person, together with Chris Kemp, Chris Kemp Living Trust dated February 10, 2021, SherpaVentures Fund II, LP, SherpaVentures Fund II GP, LLC, Eagle Creek Capital, LLC, Scott Stanford, Astera Institute, RBH Ventures Astra SPV, LLC, JMCM Holdings LLC, Baldo Fodera, Alexander Morcos, MH Orbit LLC, ERAS Capital LLC, and Ulrich Gall (collectively, the “Selected Investors”) may comprise a group within the meaning of Section 13(d)(3) of the Act. The Reporting Person expressly disclaims beneficial ownership over the shares held by the Selected Investors.

Item 5. Interest in Securities of the Issuer

The information in Item 5(a), (b) and (c) of the Schedule 13D is hereby amended and restated to read as follows:

(a) As of the date that this Amendment is filed, the Reporting Person directly holds 10,220 shares of Class A Common Stock and derivative securities (the “Derivative Securities”) which give the Reporting Person the right to acquire 1,932,390 shares of Class A Common Stock within 60 days of the date this Amendment is filed. The Derivative Securities are comprised of (i) 1,896,237 shares of Class B Common Stock and (ii) 36,153 options that are exercisable or will be exercisable for Class A Common Stock within the next 60 days.

CUSIP No. 04634X202	Page 6 of 9 Pages

As of the date of that this Amendment is filed, the members of the Selected Investors, who, together with the Reporting Person, may comprise a group within the meaning of Section 13(d)(3) of the Act, beneficially own the shares of Class A Common Stock as set forth next to their names:

Stockholder Name	No. of Shares Beneficially Owned(1)(2)		Percentage Ownership(2)	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
Adam London(3)	1,942,610		9.3%	1,942,610	0	1,942,610	0
Chris Kemp(3)	1,932,101		9.3%	1,929,901	2,200	1,929,901	2,200
Chris Kemp Living Trust dated February 10, 2021(3)	0	*		0	0	0	0
SherpaVentures Fund II, LP(3)(4)	1,882,582		9.9%	1,882,582	0	1,882,582	0
SherpaVentures Fund II GP, LLC(3)(4)	1,882,582		9.9%	1,882,582	0	1,882,582	0
Eagle Creek Capital, LLC(4)	15,094	*		15,094	0	15,094	0
Scott Stanford(3)	1,904,054		10.0%	1,904,054	0	1,904,054	0
Astera Institute(3)	0	*		0	0	0	0
RBH Ventures Astra SPV, LLC(3)	15,093	*		15,093	0	15,093	0
JMCM Holdings LLC(3)	0	*		0	0	0	0
Baldo Fodera(3)	199,399		1.0%	0	199,399	0	199,399
Alexander Morcos(3)	199,399		1.0%	0	199,399	0	199,399
MH Orbit LLC(3)	0	*		0	0	0	0
ERAS Capital LLC(3)	1	*		1	0	1	0
Ulrich Gall(3)	2,667	*		2,667	0	2,667	0

*	Less than 0.1%
(1)

The Reporting Person expressly disclaims beneficial ownership of the shares of Common Stock beneficially owned by the other members of the Selected Investors. The other members of the Selected Investors have filed or have represented that they will file separate Schedule 13Ds with respect to their interests. The Reporting Person is not responsible for the completeness and accuracy of the information concerning any other members of the Selected Investors.

(2)	Assuming a total of 19,003,923 shares of Class A Common Stock outstanding, based on information contained in the 2024 Merger Agreement.
(3)

Excludes all shares of Class A Common Stock underlying securities owned by such investor in substantively the form of Convertible Note or form of Warrant, as the Beneficial Ownership Blockers (as defined below) prevent such securities from being converted or exercised into shares of Class A Common Stock within 60 days of the date this Amendment is filed.

(4)	Such figure is included in the number of shares beneficially owned by Scott Stanford.

Both the form of Convertible Note and form of Warrant provide that the Issuer shall not effect any distribution of Underlying Shares if such distribution would cause the Reporting Person, together with any person whose beneficial ownership of Class A Common Stock would or could be aggregated with the Reporting Person for purposes of Section 13(d) or Section 16 of the Exchange Act, to collectively beneficially own in aggregate in excess of 19.99% of the number of shares of Class A Common Stock outstanding immediately after giving effect to such distribution (the “Beneficial Ownership Blockers”). The Reporting Person expressly disclaims that it beneficially owns any of the Class A Common Stock or Class B Common Stock (or the Class A Common Stock underlying stock options and RSUs) held of record by the Selected Investors, if any, or that it is a member of a “group” within the meaning of Section 13(d)(3) of the Exchange Act or Rule 13d-5 under the Exchange Act with the Selected Investors. However, the Reporting Person acknowledges the possibility that such a group could be deemed to exist. Thus, the beneficial ownership figures included in this Amendment are prepared under the assumption that the Underlying Shares may not be distributed if, after such distribution, the Reporting Person, together with Selected Investors, would beneficially own in excess of 19.99% of the Class A Common Stock. Based on the foregoing and given that the beneficial ownership of the Reporting Person, together with the Selected Investors, already exceeds 19.99%, the beneficially ownership figures in this Amendment assume that the Reporting Person (along with all members of the Selected Investors who have executed similar instruments) may be deemed to beneficially own 0 Underlying Shares.

CUSIP No. 04634X202	Page 7 of 9 Pages

The foregoing amount excludes an aggregate of approximately 1,543,469 Underlying Shares underlying securities held by the Reporting Person, as such shares are not convertible or exercisable within 60 days due to the Beneficial Ownership Blockers.

The shares of Class A Common Stock held directly by the Reporting Person, together with the Derivative Securities, represent 9.3% of the outstanding Class A Common Stock based on the number of shares of Class A Common Stock underlying the Derivative Securities and assuming a total of 19,003,923 shares of Class A Common Stock outstanding, based on information contained in the 2024 Merger Agreement.

The information relating to the beneficial ownership of the Class A Common Stock by the Reporting Person set forth in Rows 7 through 13 on the cover page hereto is incorporated by reference herein and is as of the date hereof. Such information is based on the number of shares of Class A Common Stock underlying the Derivative Securities and assuming a total of 19,003,923 shares of Class A Common Stock outstanding, based on information contained in the 2024 Merger Agreement.

If the Reporting Person, together with the Selected Investors, were considered a group, then the shares of Class A Common Stock beneficially owned by the Selected Investors together with the shares of Class A Common Stock held directly by the Reporting Person, the Derivative Securities, represent 26.3% of the outstanding Class A Common Stock based on the number of shares of Class A Common Stock underlying the Derivative Securities and assuming a total of 19,003,923 shares of Class A Common Stock outstanding, based on information contained in the 2024 Merger Agreement. As described previously, pursuant to the Beneficial Ownership Blockers, this beneficial ownership percentage (i) excludes all Underlying Shares and (ii) assumes the conversion of the derivative securities (including Class B Common Stock and vested options to purchase Class A Common Stock) beneficially owned by the Reporting Person and the Supporting Stockholder.

(b) The persons named in response to Item 5(a) above have the sole voting power, shared voting power, sole dispositive power, and shared dispositive power with respect to the Class A Common Stock as set forth in Item 5(a).

(c) Described above under Item 4 of this Amendment and incorporated herein by reference.

Additionally, on February 16, 2024, the Reporting Person sold 770 shares of Class A Common Stock to cover tax withholding obligations in connection with the vesting and settlement of restricted stock units at prices ranging from $2.0093 to $2.0099 per share. The sales were to satisfy tax withholding obligations to be funded by a “sell to cover” transaction and do not represent discretionary transactions by the Reporting Person.

Except as described above and in Item 4 of this Amendment, the Reporting Person has not effected any transactions in Class A Common Stock in the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Item 4 of this Amendment is hereby incorporated by reference into Item 6 of the Schedule 13D.

On January 31, 2024, the Issuer and its subsidiaries entered into an Amendment to Senior Secured Convertible Notes (the “First Amendment to Convertible Notes”) with each of the holders of the approximately $23.8 million of then outstanding Convertible Notes. Pursuant to the First Amendment to Convertible Notes, the parties agreed that no Amortization Payment (as defined in the Convertible Note) would be due on February 1, 2024 and the first Amortization Payment would instead be due and payable on May 1, 2024, in an amount equal to 22.22% of the then outstanding aggregate Stated Principal Amount of the Convertible Notes, which amount comprises both the deferred Amortization Payment originally due on February 1, 2024, plus the Amortization Payment originally due May 1, 2024. Each such payment was originally in an amount equal to 11.11% of the Stated Principal Amount of the Convertible Notes.

On February 26, 2024, the Issuer entered into that Second Amendment to Securities Purchase Agreement and Second Amendment to Senior Secured Convertible Notes (the “Second Amendment to Convertible Notes” and, together, with the First Amendment to Convertible Notes, the “Convertible Notes Amendments”) which amendment amended (i) that certain Securities Purchase Agreement dated as of August 4, 2023 (as amended, inter alia, by the Reaffirmation Agreement and Omnibus Amendment Agreement dated as of November 6, 2023, the Limited Waiver and Consent and Omnibus Amendment No. 2 Agreement dated as of November 17, 2023, the Omnibus Amendment No. 3 Agreement dated as of November 21, 2023, the Amendment to Securities Purchase Agreement dated as of January 19, 2024, and the First Amendment to Convertible Notes) (as so amended, the “Purchase Agreement”); and (ii) the Convertible Notes. The Second Amendment to Convertible Notes, among other things, (i) extended the date by which any Subsequent Closing (as defined in the Purchase Agreement) may occur

CUSIP No. 04634X202	Page 8 of 9 Pages

under the Purchase Agreement without the consent of the existing holders thereunder, (ii) increased the maximum amount of the aggregate Stated Principal Amount (as defined in the Purchase Agreement) of the Convertible Notes issuable pursuant to the Purchase Agreement, and (ii) updated the Buyers Schedule thereto to include subsequent purchasers of the Convertible Notes.

The foregoing summary of the Convertible Notes Amendments does not purport to be complete and is qualified in its entirety by reference to the copy of the Form of 12% Senior Secured Convertible Note, as amended by the Convertible Note Amendments, filed herewith and incorporated by reference as Exhibit 99.14.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following:

Exhibit Number	Description

99.9	Agreement and Plan of 2024 Merger dated March 7, 2024.

99.10	Equity Commitment Letter by and between the Issuer and the Reporting Person, dated March 7, 2024.

99.11	Warrant Exchange Agreement, dated March 7, 2024.

99.12	Noteholder Conversion Agreement, dated March 7, 2024.

99.13	Interim Investor’s Agreement, dated March 7, 2024.

99.14	Form of 12% Senior Secured Convertible Note due 2025 (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K, filed on March 1, 2024).

99.15	Limited Waiver and Consent to Senior Secured Convertible Notes and Common Stock Purchase Warrant and Reaffirmation of Transaction Documents, dated as of March 7, 2024.

CUSIP No. 04634X202	Page 9 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 11, 2024

/s/ Adam London
Name:	Adam London